CEMEX, S.A.B. de C.V.
Av. Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

August 12, 2013

VIA EDGAR
Mr. Rufus Decker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4631
Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V. Form 20-F for the year ended December 31, 2012 Filed April 24, 2013 Comment Letter dated July 16, 2013 File No. 1-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the "Company"), this letter provides responses to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Mr. Fernando A. Gonzalez, Chief Financial Officer of the Company, dated July 16, 2013 (the "Comment Letter"), in connection with the Company's annual report on Form 20-F for the year ended December 31, 2012 (the "2012 20-F"), filed with the Commission on April 24, 2013. The Company's response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff's comment before the response.

Form 20-F for the Year Ended December 31, 2012

Consolidated Financial Statements

Note 24. Contingencies, page F-96

24B. Other Contingencies from Legal Proceedings, page F-97

1.	We note your responses to comments three and four in our letter dated June 14, 2013. Please show us in your supplemental response what the revisions will look like in future filings.

RESPONSE: In response to the Staff's comment, below please find the relevant paragraphs of the Company’s "Other Contingencies From Legal Proceedings" included in note 24B to the consolidated financial statements included in the Company’s 2012 20-F, revised to illustrate how the disclosure would look in future filings. We note that we have not included below the paragraph regarding the September 2009 European Commission inspection of our offices in Spain, as we have determined that this paragraph was redundant of the paragraph below describing the European Commission proceedings instituted on December 8, 2010 and it will not be included in our future filings. For the Staff's reference, new or modified disclosure is presented underlined:

24B)  OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, other than tax related matters which are detailed in note 19D, which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote after considering all the elements of such proceedings, as well as proceedings in which a negative resolution for CEMEX may represent, among other things, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. Where no amount of the estimation is disclosed, it is because such disclosure could impair the outcome of the relevant proceeding.

As of December 31, 2012, the details of the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

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On September 13, 2012, Assiut Cement Company (“ACC”), CEMEX’s subsidiary in Egypt, learned about a preliminary non-enforceable decision against ACC made by a court of first instance in Assiut, Egypt, regarding the annulment of a Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company (“MIC”) pursuant to which CEMEX acquired a controlling interest in ACC. On September 19, 2012, ACC received the formal notification of the ruling made by the Assiut court of first instance. On October 18, 2012 and October 20, 2012, ACC and MIC, respectively, filed appeals of the decision with the Assiut Court of Appeals. The first hearings were held on December 19, 2012 and January 22, 2013 with such Court of Appeals, and a third hearing is scheduled for April 16, 2013. As of December 31, 2012, CEMEX is not able to assess the likelihood of an adverse result, but if adversely resolved without fair compensation, the final resolution could have a material adverse impact on the Company’s results of operations, liquidity or financial condition.

•
On June 21, 2012, one of CEMEX’s subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application, filed by a homeowner who built his house with concrete supplied by CEMEX in October of 2010, claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with the Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekel (US$74 or Ps951). CEMEX’s subsidiary has until January 31, 2013 to submit a formal response to the corresponding court. At this stage, CEMEX believes the application is vexatious and should be dismissed without any expense to CEMEX. As of December 31, 2012, CEMEX is analyzing the legal strategy to be employed and is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, but if adversely resolved, CEMEX does not believe the final resolutions would have a material adverse impact on its results of operations, liquidity or financial condition.

•
On January 20, 2012, the United Kingdom Competition Commission (the “UK Commission”), commenced a market investigation into the supply or acquisition of cement, ready-mix concrete and aggregates. The referral to the UK Commission was made by the Office of Fair Trading, following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the market investigation are required by law to comply with certain requests for information and, if necessary, to attend hearings. The UK Commission is required to report on this investigation by no later than January 17, 2014. CEMEX’s subsidiaries in the UK have been invited to participate in the market investigation and will fully cooperate with it. At this stage of the market investigation, as of December 31, 2012, CEMEX is not able to assess what would be the scope of the recommendations made by the UK Commission, if any, or if such recommendations would have a material adverse impact on its results of operations, liquidity or financial condition.

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On December 8, 2010, the European Commission (“EC”) informed CEMEX that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, which include CEMEX and seven other companies. The proceedings may lead to an infringement decision or, if the objections raised by the EC are not substantiated, the case might be closed. In April 2011, the EC requested CEMEX to deliver a material amount of information and documentation. CEMEX filed an appeal before the General Court of the European Union for the annulment of such request for information and documentation on the grounds that it is contrary to several principals of European Union Law. Nonetheless, the request was fulfilled by CEMEX on August 2, 2011. On September 16, 2011, without discussing the main arguments of the claim, the EC rejected the claim from CEMEX asking for the annulment of the request. On December 15, 2011, CEMEX complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process. On December 21, 2011, CEMEX filed its reply to the EC’s rejection. The EC filed its rejoinder on March 27, 2012. The hearing is scheduled for February 6, 2013. If the alleged infringements are substantiated, the EC may impose a maximum fine of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved. CEMEX intends to defend its position vigorously in this proceeding and is fully cooperating and will continue to cooperate with the EC in connection with this matter. As of December 31, 2012, the extent of the charges and the alleged infringements are unknown, and it is not clear which revenues would be used for the determination of the possible penalties. As a result, CEMEX cannot assess the likelihood of an adverse result or the amount of the potential fine, but, if adversely resolved, it may have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•
On October 26, 2010, CEMEX, Inc., one of CEMEX’s subsidiaries in the United States, received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of December 31, 2012, CEMEX is working with the Office of the Florida Attorney General to comply with the civil investigative demand, and it is unclear at this stage whether any formal proceeding will be initiated by the Office of the Florida Attorney General; nonetheless, CEMEX believes that, a final resolution of a formal proceeding, if any such formal proceeding is initiated, would not have a material adverse impact on its results of operations, liquidity or financial condition.

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On June 5, 2010, the Secretaría Distrital de Ambiente de Bogotá, the District of Bogota’s environmental secretary (or the “Environmental Secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogotá, as well as those of other aggregates producers in the same area. The Environmental Secretary claims that during the past 60 years CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the injunction, on June 5, 2010, CEMEX Colombia received a notification from the Environmental Secretary informing the initiation of proceedings to impose fines against CEMEX Colombia based on the above mentioned alleged environmental violations. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial. On June 11, 2010, the local authorities in Bogotá, in compliance with the environmental secretary’s decision, sealed off the mine to machinery and prohibited the removal of our aggregates inventory. Although there is not an official quantification of the possible fine, the environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian pesos (US$170 or Ps2,184). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia, but, if adversely resolved, it may have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

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In October 2009, CEMEX Corp., one of CEMEX’s subsidiaries in the United States, and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price fixing in Florida. The purported class action lawsuits are of two distinct types: a) those filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants; and b) those filed by entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise prices of cement and concrete and hinder competition in Florida. After a period of amended claims and responses in 2010 and 2011, in which all parties presented their arguments, on September 21, 2011, both groups of plaintiffs filed motions for class certification. On January 3, 2012, the court denied both motions, ruling that the cases cannot proceed as class certification. On January 5, 2012, the court stayed both cases pending the resolution of any potential appeal of the court's ruling denying the motions for class certification. On January 17, 2012, the plaintiffs in the action involving entities that purchased ready-mix concrete directly from one or more of the defendants filed a petition with the Eleventh Circuit Court of Appeals, requesting such court to exercise its discretion to review the trial court's decision denying their class certification motion. In March 2012, CEMEX Corp. and the other defendants effected a settlement of both cases resulting in CEMEX having to pay approximately 460 thousand dollars. CEMEX did not admit any wrongdoing as part of the settlements and denies allegations of misconduct. The settlement of this matter will not have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

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In September 2009, the Spanish Competition Commission (Comisión Nacional de Competencia or “CNC”) separate from the investigation conducted by the EC, separately conducted its own inspection in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix and aggregates within the Chartered Community of Navarre (“Navarre”). In December 2009, the CNC started a procedure against CEMEX España for alleged practices prohibited under Spanish competition law. In November 2010, the CNC provided CEMEX España with a Statement of Facts that included a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts indicated to CEMEX España that its parent company, New Sunward Holding B.V., could be jointly and severally liable for the investigated behavior. On December 10, 2010, the CNC Investigative Department notified CEMEX of its proposed decision, which declared an existence of infringement, and that it would submit the proposed decision to the CNC Council. The notification of the proposed decision marked the end of the investigation phase. On December 29, 2010, CEMEX submitted its opposition to the proposed decision denying all charges formulated by the CNC. On May 17, 2011, the CNC Council decided to accept CEMEX’s request to review the evidence presented by the other parties. The maximum fine that the CNC could impose was an amount equal to 10% of the total revenues of CEMEX España’s ready-mix production activities within Navarre for the calendar year preceding the imposition of the fine. On January 12, 2012, the CNC notified CEMEX of its final decision on this matter, imposing a fine of 500 thousand euro (660 thousand dollars or Ps8.5) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009. CEMEX España denied any wrongdoing and on March 1, 2012, filed an appeal before the jurisdictional court (Audiencia Nacional), requesting the interim suspension of the decision from the court until a final judgment is issued. To that effect, CEMEX España requested that the CNC Council suspend the implementation of its decision until the court decided on the requested interim measure. On July 10, 2012, the court issued a resolution agreeing to the suspension of payment of the fine. The resolution of this matter will not have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

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In June 2009, the Texas General Land Office ("GLO") alleged that CEMEX failed to pay approximately US$550 in royalties related to mining activities by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained a reservation of mineral rights. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed an appeal on March 25, 2010 and its appellate brief on May 28, 2010. The GLO requested that the Texas Court of Appeals hear oral arguments in this matter. On May 3, 2011, the GLO and CEMEX submitted briefs and the Court of Appeals heard oral arguments on this matter. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the mineral rights on the lands mined by CEMEX and its predecessors in interest. On February 23, 2012, the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay 750 thousand dollars in five equal installments of 150 thousand per year and will enter into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. Further, CEMEX’s pending appeal to the Texas Supreme Court has been withdrawn and all ancillary claims that were held in abeyance have been dismissed. The settlement of this matter will not have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

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In January and March 2009, one of CEMEX’s subsidiaries in Mexico was notified of two findings issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), for presumptive violations of Mexican antitrust laws. During the CFC investigation, CEMEX filed constitutional challenges for both cases considering that these findings contain substantial violations of rights granted by the Mexican Constitution. In both challenges, the Circuit Courts resolved that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX appealed such resolutions. On October 14, 2011, the CFC determined to close one of the cases due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling, but CEMEX believes that legal precedent exists that establishes that third parties lack standing in these cases. On February 14, 2012, CEMEX was fined approximately Ps10.2 for anticompetitive practices and was ordered to implement certain measures. CEMEX has appealed the resolution before the CFC and the Circuit Court and denies any wrongdoing. In June 2012, the CFC confirmed its resolution. As a result, in July 2012, CEMEX filed a constitutional challenge and simultaneously filed a claim against the CFC’s resolution before the Circuit Court, which nullified the fine imposed on CEMEX. On December 18, 2012, the CFC ratified its resolution, which CEMEX expects to appeal. As of December 31, 2012, a resolution regarding the constitutional challenge has not been issued. CEMEX believes that the final resolution of this proceeding would not have a material adverse impact on its results of operations, liquidity and financial condition.

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In January 2009, in response to litigation brought by environmental groups concerning the manner in which certain federal quarry permits were granted, a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX’s SCL, FEC and Kendall Krome quarries, in the Lake Belt area in South Florida, which were granted in 2002 to CEMEX Construction Materials Florida, LLC (“CEMEX Florida”), one of CEMEX’s subsidiaries in the United States. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies involved with the issuance of the permits. On January 29, 2010, in connection with the withdrawal of federal quarry permits in Lake Belt, Florida, the Army Corps of Engineers concluded a revision and determined procedures for granting new federal quarry permits in the area. During February 2010, new quarry permits were granted to the SCL and FEC quarries. However, at December 31, 2012, a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. The cessation or significant restriction of quarrying operations in the Lake Belt area could have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

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In November 2008, AMEC/Zachry, the general contractor for CEMEX’s expansion program in Brooksville, Florida, filed a lawsuit against CEMEX Florida in the United States, alleging delay damages and seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry sought indemnity for US$60 (Ps771). During 2009, FLSmidth (“FLS”), a supplier for the mining and cement industry, became a co-defendant in the lawsuit. During 2009 and 2010, CEMEX filed counterclaims against both suppliers. On November 18, 2010, the court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida, and denied FLS’s motion on the pleading against CEMEX Florida. On January 6, 2011, CEMEX Florida amended its pleadings in accordance with the court’s rulings. On March 17, 2011, FLS filed another motion seeking dismissal of one of CEMEX Florida’s new claims asserted in the amended pleading. The parties have exchanged documents, and depositions are scheduled for the next several months. On July 1, 2011, AMEC/Zachry filed a motion for substitution of counsel and a motion for a limited stay of discovery proceedings. As of December 31, 2012, the parties to this proceeding finalized the terms and conditions of a settlement. The settlement of this matter will not have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

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In July 2008, Strabag SE (“Strabag”), one of the leading suppliers of building materials in Europe, entered into a Share Purchase Agreement (“SPA”) to purchase CEMEX’s operations in Austria and Hungary for €310 (US$409 or Ps5,256), subject to authorization of the competition authorities in such countries. On July 1, 2009, Strabag notified CEMEX of its purported rescission of the SPA, arguing that the regulatory approvals were not obtained before June 30, 2009. In October 2009, CEMEX filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce (“ICC”), requesting a declaration that Strabag’s rescission of the SPA was invalid and claiming the payment of damages caused to CEMEX for the alleged breach of the SPA for €150 (US$198 or Ps2,544). After a period of hearings, counterclaims, responses and the conformation of the arbitration tribunal, a final award dated May 29, 2012, was notified to CEMEX on June 1, 2012. According to this final award, the arbitral tribunal declared that Strabag's rescission of the SPA was unlawful and ineffective, and ordered Strabag to pay to CEMEX a compensation for damages (including accrued interest), arbitration and legal costs. Also, Strabag’s counterclaim was dismissed. Strabag filed an annulment action before the Swiss Federal Supreme Court (the “Swiss Court”) on July 2, 2012. In relation to the annulment process with the Swiss Court, on July 20, 2012, Strabag paid CEMEX, through RMC Holdings B.V., the amounts ordered by the arbitral tribunal on its final award (principal plus surplus accrued interest and expenses) for approximately €43 (US$57 or Ps732), and, in order to secure the potential obligation for RMC Holdings B.V. to repay these amounts to Strabag in the event that the Swiss Court resolves to annul the May 29, 2012 final award, RMC Holdings B.V. pledged in favor of Strabag 496,355 shares (representing approximately a 33% stake) in its subsidiary Cemex Austria AG. On September 6, 2012, CEMEX presented its reply to the annulment action before the Swiss Court, and expects a final judgment during the first quarter 2013. CEMEX considers the likelihood of a negative resolution from the Swiss Court to be very remote. CEMEX believes that a resolution by the Swiss Court, even if adverse to CEMEX, would not have a material adverse impact on its results of operations, liquidity or financial condition. As a result, the amount of the final award mentioned above was recorded in the statement of operations in 2012, of which approximately €35 (US$46 or Ps591) identified with CEMEX’s damages was recognized as part of other expenses, net, and approximately €8 (US$11 or Ps141) related to the recovery of operating losses and expenses caused by Strabag was recognized as part of costs and administration expenses.

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In April 2006, the cities of Kaštela and Solin in Croatia published their respective development master plans, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia by the Croatian government in September 2005. In May 2006, CEMEX filed an appeal before a constitutional court seeking a declaration by the court of its rights and seeking prohibition of the implementation of the master plans. The municipal courts in Kaštela and Solin had previously rejected the appeals presented by CEMEX. These resolutions were appealed. These cases are currently under review by the Constitutional Court in Croatia, and it is expected that these proceedings will continue for several years before resolution. During the proceedings, the Administrative Court in Croatia ruled in favor of CEMEX, validating the legality of the mining concession granted by the government of Croatia. This decision was final. However, as of December 31, 2012, CEMEX has not been notified of an official declaration from the Constitutional Court as to whether the cities of Kaštela and Solin, within the scope of their master plans, can unilaterally change the borders of exploited fields. CEMEX believes that a declaration of the Constitutional Court will enable it to seek compensation for the losses caused by the proposed changes to the borders of the land available for extraction. Although CEMEX considers the possibility of losing its mining concession in Croatia to be remote, if CEMEX were to lose such concession, it would have a material adverse impact on its results of operations, liquidity and financial condition.

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In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia and other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia. The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs sought the repair of the roads and estimated that the cost of such repair would be approximately 100 billion Colombian pesos (US$57 or Ps732). In January 2008, CEMEX Colombia was subject to a court order, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia would be required to deposit with the court 337.8 billion Colombian pesos (US$191 or Ps2,454) in cash. CEMEX appealed this decision and also requested that the guarantee be covered by all defendants in the case. In March 2009, the Superior Court of Bogotá allowed CEMEX to offer security in the amount of 20 billion Colombian pesos (US$11 or Ps141). CEMEX deposited the security and, in July 2009, the attachment was lifted. The preliminary hearing to dismiss was unsuccessful and the final argument stage concluded on August 28, 2012. On October 10, 2012, the court nullified the accusation made against two ASOCRETO officials, but the judgment convicted the former director of the Urban Development Institute, and legal representatives of the builder and the auditor to a prison term of 85 months and a fine of 32 million Colombian Pesos (18 thousand dollars). As a consequence of the annulment the judge ordered a restart of the proceedings against the ASOCRETO officers. The ruling can be appealed, but the practical effect of this decision is that the criminal action against ASOCRETO officers will prescribe and therefore there will be no condemnation against CEMEX. As of December 31, 2012, CEMEX Colombia has not recorded any provision as it feels it has sufficient arguments to overcome this action, but, if adversely resolved, it could have a material adverse impact on CEMEX’s results of operations, liquidity and financial position.

As of December 31, 2012, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

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Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Fernando A. Gonzalez
Name:	Fernando A. Gonzalez
Title:	Chief Financial Officer